SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In Gigawatt hours)			Power Sales (In billions of Won)
	Demand by the Type of Usage	January 2008	January 2009	Year on year growth	January 2008	January 2009	Year on year growth
For January	Residential	8,134	8,531	4.9%	759	822	8.3%
	Commercial	7,862	8,426	7.2%	731	788	7.8%
	Educational	507	588	16.0%	38	46	20.4%
	Industrial	17,589	15,662	-11.0%	1,183	1.164	-1.6%
	Agricultural	754	869	15.3%	33	37	14.2%
	Streetlighting	283	274	-3.3%	19	19	1.7%

	Total	35,129	34,350	-2.2%	2,762	2,876	4.1%

From January to January	Residential	8,134	8,531	4.9%	759	822	8.3%
	Commercial	7,862	8,426	7.2%	731	788	7.8%
	Educational	507	588	16.0%	38	46	20.4%
	Industrial	17,589	15.662	-11.0%	1,183	1,164	-1.6%
	Agricultural	754	869	8.0%	33	37	14.2%
	Streetlighting	283	274	1.9%	19	19	1.7%

	Total	35,129	34,350	-2.2%	2,762	2,876	4.1%

*	The figures may not add up due to rounding
*	Power sales figures are net of sales discounts, including discounts for automatic bank transfers and online payments, among others.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: February 26, 2009